On July 18, 2005, TIAA-CREF Separate Account VA-1 (the "Account") held a special shareholder meeting so that Account shareholders could consider and vote upon certain matters. A summary of these matters and the results of the shareholder meeting are included in the Account's December 31, 2005 annual report, which is included in the Account's 2005 annual N-CSR filing with the Securities and Exchange Commission.